EXHIBIT 99.1


         The consolidated net loss of Osage Systems Group, Inc. (the "Corporation") for the quarter ended September 30, 1999 is estimated to be in excess of $6,000,000, compared to a loss of $56,384 for the quarter ended September 30, 1998. The net loss for the quarter ended September 30, 1999 is the result of anticipated financial restructuring costs in excess of $1,000,000 and writeoffs of goodwill attributable to discontinued operations in excess of $5,000,000.